SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1. Press Release — Telecom Argentina S.A. announces consolidated results for the fiscal year 2018 (‘FY18’)

FOR IMMEDIATE RELEASE

Market Cap P$271.1 billion

March 7th, 2019

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated results for fiscal year 2018 (‘FY18’)*

Note: The merger between Telecom and Cablevisión was considered an inverse acquisition under IFRS 3 (Business Combinations), with Cablevisión being the surviving entity for accounting purposes. Thus, for the purposes of preparing the consolidated financial statements of Telecom Argentina as of December 31, 2018: i) the comparative figures as of December 31, 2017 correspond to those that arise from the consolidated financial statements of Cablevisión (restated by inflation in terms of a constant measuring unit as of December 31, 2018); and ii) the corresponding information for the annual period ended December 31, 2018, incorporates on the basis of figures corresponding to Cablevisión, the effect of the application of Telecom Argentina’s method of acquisition at its fair value in accordance with the IFRS 3 guidelines (see Financial Table No. 3) and the operations of Telecom Argentina as of January 1, 2018. Moreover, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to FY18 include the effects of the adoption of inflationary accounting in accordance with IAS 29. On the other hand, in order to ease the understanding and analysis of the earnings evolution by its users, additional tables of the income statements are included, containing figures non-adjusted by inflation and which were used as the base for the information presented in constant pesos, exposing on pro forma basis the comparative figures for FY17 as if the merger between Telecom and Cablevisión had been effective as of January 1, 2016 (see Financial Tables No. 5, No. 7 and No. 9). Finally, comments related to variations of results of FY18 and vs. FY17 mentioned in this press release correspond to “figures restated by inflation” or “constant”. For further details, please refer to the titles of the financial tables beginning from page 14.

▪     Consolidated Revenues amounted to P$168,046 million in FY18, of which Service Revenues reached P$155,212 million. Considering the breakdown of Service Revenues, Mobile Services amounted P$57,776 million; Internet Services totaled P$37,742 million, while Cable TV Services and Fixed Telephony and Data Services amounted to P$36,067 million and P$23,149 million, respectively.

▪     Mobile Internet revenues of Personal in Argentina reached a 62.1% participation in Service Revenues, in current terms.

▪     Mobile subscribers in Argentina: 18.6 million in FY18, while Cable TV subscribers and Broadband accesses totaled 3.5 million and 4.1 million, respectively.

▪     Mobile ARPU of Personal in Argentina in FY18 increased to P$174.0 per month in FY18 (+22.3% vs. FY17).

▪     Broadband ARPU reached P$623.4 per month in FY18 (+34.6% vs. FY17). Monthly churn was 1.9% in FY18.

▪     Cable TV ARPU increased to P$696.2 per month in FY18 (+36.4% vs. FY17).

▪     Consolidated Operating costs -including D&A and impairment of PP&E and intangible assets- totaled P$146,789 million in FY18 (-5.1% vs. FY17).

▪     Operating Income before Depreciation and Amortization reached P$56,368 million in FY18 (+3.2% vs. FY17), 33.5% of Consolidated Revenues.

▪     Net Income amounted to P$5,536 million in FY18. Net Income attributable to the Controlling Company amounted to P$5,294 million during the same fiscal year. The variation of the mentioned Net Income vs. FY17 mainly reflects the impact of FX losses over financial results, partially offset by the growth in Operating Income.

▪     Capex reached P$42,480 million in FY18, equivalent to 25.3% of Consolidated Revenues.

▪     Net Financial Debt Position: P$65,628 million in FY18.

*Unaudited non financial data	1	www.telecom.com.ar

	IAS 29	Adjusted Proforma
(in million P$ adjusted by inflation, except where noted)**	As of December 31 2018	As of December, 31 2017	Δ $	Δ %
Consolidated Revenues	168,046	172,354	(4,308)	-2.5%
Operating Income before D&A	56,368	54,598	1,770	3.2%
Operating Income	21,257	17,715	3,542	20.0%
Net Income attributable to Controlling Company	5,294	14,544	(9,250)	-63.6%
Shareholders’ equity attributable to Controlling Company	225,686	n.a.	-	-
Net Financial Position - (Debt) / Cash***	(65,628)	(9,580)	(56,048)	-
CAPEX *	42,480	39,938	2,542	6.4%

Fixed lines in service (in thousand lines)	3,544	3,795	(251)	-6.6%
Mobile customers (in thousand)	21,009	22,146	(1,137)	-5.1%
Personal (Argentina)	18,316	18,980	(664)	-3.5%
Nextel (Argentina)	314	717	(403)	-56.2%
Núcleo (Paraguay) -including Wimax customers-	2,379	2,450	(71)	-2.9%
Broadband accesses in Argentina (in thousand)	4,110	4,062	48	1.2%
Cable TV Suscribers (in thousand)	3,454	3,503	(49)	-1.4%
Argentina	3,310	3,360	(50)	-1.5%
Uruguay	144	143	1	0.7%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	219.3	152.3	67.0	44.0%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$)	174.0	142.3	31.7	22.3%
Average Revenue per user (ARPU) Broadband (in P$) ***	623.4	463.3	160.1	34.6%
Average Revenue per user (ARPU) Cable TV (in P$)	696.2	510.3	185.9	36.4%

*(CAPEX in constant measuring unit - Figures as of FY17 calculated as the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX, adjusting them to similar criteria.)

**(Figures may not sum up due to rounding)

***(Figures as of FY17 calculated as the sum of the parts of Telecom Argentina’s and Cablevisión’s consolidated net financial positions)

Buenos Aires, March 7, 2019 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$5,536 million for the annual period ended December 31, 2018, a decrease of P$9,208 million or 62.5% when compared to FY17. Net loss attributable to the Controlling Company amounted to P$5,294 million.

It is worth mentioning that the comparative figures for the previous reporting periods have been restated so that the resulting comparative information is presented in terms of the current unit of measurement as of December 31, 2018.

	IAS 29	Adjusted Proforma
	FY18	FY17	Δ $	Δ %
Consolidated Revenues (MMP$)	168,046	172,354	(4,308)	(2.5%)
Net Income attributable to Controlling Company (MMP$)	[5],294	[14],544	(9,250)	(63.[6]%)
Earnings attributable to Controlling Company per Share (P$)	[2].[5]	[6].[8]	(4.3)
Earnings attributable to Controlling Company per ADR (P$)	[12].[3]	[33].[8]	(21.5)
Operating Income before D&A *	[33].[5]%	[31].[7]%
Operating Income *	[12].[6]%	[10].[3]%
Net Income*	[3].[3]%	[8].[6]%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY18 and FY17

During FY18, Consolidated Revenues decreased by 2.5% to P$ 168,046 million (-P$ 4,308 million vs. FY17). This decrease is mainly due to the increase in Revenues in FY17, as a result of its restatement to the FY18 currency (whose variation as a consequence of the restatement amounts to approximately 38.5%), partially offset by the restatement of Revenues for FY18 (whose variation as a consequence of the restatement amounts to approximately 18.4%) and by the increase in Revenues of Internet Services and Fixed Telephony and Data Services.

Operating Income totaled P$21,257 million in FY18 (+P$3,542 million or +20.0% vs FY17).

2	www.telecom.com.ar

Consolidated Operating Revenues

Mobile Services

As of December 31, 2018, mobile clients amounted to 21.0 million.

In FY18, mobile services revenues represented P$57,776 million (-8.7% vs. FY17). This variation was mainly due to the higher effect of the restatement of revenues of FY17 vs. FY18, partially offset by the increase in the ARPU.  The commercial strategy was focused on promoting the consumption of mobile internet services through an update of the integrated offer of plans suitable for all market segments.

In turn, equipment revenues amounted to P$12,834 million (-P$2,274 million or -15.1% vs. FY17). This variation is mainly due to the greater effect of the restatement of the revenues of FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018 and by a decrease in the quantities sold, partially offset by the increase in prices of handset sales.

Mobile Services in Argentina

As of December 31, 2018, Personal reached 18.3 million subscribers in Argentina, where postpaid clients represented 39% of the subscriber base.

In FY18, mobile service revenues in Argentina (excluding equipment sales) amounted to P$51,089 million (-6.2% vs. FY17). Considering mobile revenues in current terms, mobile internet revenues reached 62.1% of service revenues of Personal in Argentina (vs. 49.7% in FY17).

The average monthly revenue per user (‘ARPU’) of Personal in Argentina amounted to P$174.0 during FY18 (+22.3% vs. FY17).

As of December 31, 2018, Nextel IDEN subscriber base reached approximately 0.3 million subscribers, where postpaid clients represented 80% of the subscriber base and prepaid clients represented the remaining 20%.

Commercial Initiatives

During the fourth quarter of 2018, the integration mobile service brands began with the launch of a campaign to transport Nextel’s customers to Personal.  This communication was accompanied by the presentation of Personal’s new Smart Radio service, which includes the benefits of the most modern 3G/4G network in the market. Smart Radio enables customers to communicate with all users who share the radio network, including other providers besides Personal, through the use of robust equipment or smartphones which are compatible with the application of the service.

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In addition, the promotion of the update of our clients’ devices with discounts and special financing continued, and focusing on the convergence of products. In terms of new releases, the entire portfolio of iPhone devices was incorporated.

Regarding infrastructure, Personal continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G+ network throughout Argentina, which currently covers more than 1,500 locations from La Quiaca to Ushuaia, and reaching more than 12.2 million customers with 4G devices throughout the country. Accompanying these improvements through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

Likewise, Club Personal Convergente was also presented to Fibertel and Cablevisión customers, which includes benefits with discounts on trips, supermarkets, cinemas, shopping, and others to the entire client portfolio of the different services.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2018, Núcleo’s subscriber base reached around 2.4 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$6,687 million during FY18 (+41.6% vs. FY17). Internet revenues represented 45.3% of FY18 service revenues (vs. 44.5% in FY17).

Cable TV Services

Cable TV service revenues reached P$36,067 million in FY18 (-9.6% vs. FY17). This decrease was mainly explained by the greater effect of the restatement of FY17 revenues vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018, which was partially offset by the upselling of value added services combined with price adjustments. Cable TV subscribers totaled almost 3.5 million, while the Cable TV ARPU reached P$696.2 during FY18, rising +36.4% vs. FY17. Moreover, average monthly churn during FY18 was 1.4%.

In the fourth quarter of 2018, Cablevisión continued to add featured titles to its on-demand content grid, being the most relevant the co-production Un Gallo para Esculapio (season II), and Morir de Amor.

In addition, the Company continued offering the possibility to customers to enjoy different Cablevisión Flow exceptional content without consuming mobile data of their Personal plans, as were the cases of the friendly matches of the Argentine National Soccer Team played after the World Cup, and the Copa Libertadores final between Boca and River and the Club World Cup 2018.

In the fourth quarter of 2018, Cablevisión continued to migrate its clients in Uruguay in the cities of Montevideo, Canelones and San José to satellite technology, adding more high definition channels to its programming to its offer and, in the near future, new value added services.

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Fixed Telephony and Data Services

During FY18, revenues generated by fixed telephony and data reached P$23,149 million in FY18, +14.2% vs. FY17. The increase in fixed telephony services was mainly explained by monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty.

As a result, the average monthly revenue billed per user (‘ARBU’) of fixed telephony reached P$219.3 in FY18, +44.0% vs. FY17.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/US$ exchange rate, in a context that evidences the growing position of Telecom as an integrated ICT provider.

In this sense, FiberCorp, Personal and Telecom presented their unified portfolio of products and services for companies in the province of Tucumán, Argentina, promoting to current clients and prospects the benefits of the integration of the corporate brands of Telecom Argentina, as well as the latest trends in the world of technology.

In addition, and complementary to its innovation strategy in Internet of Things, the Company launched a third device designed for pets: Personal Bipy Mascotas, who joins family IoT solutions already launched as Bipy Adultos and Bipy Niños. Bipy Mascotas is an intelligent pet locator device connected to the Personal 4G network. The device favors remote monitoring, provides useful information of its profile and allows the connection via voice at a distance, through a mobile application.

Internet Services

Internet services revenues totaled P$37,742 million during FY18, +14.6% vs. FY17. As of December 31, 2018, total broadband accesses increased to more than 4.1 million (+1.2% vs. FY17). Additionally, broadband ARPU amounted to P$623.4 per month in FY18 (+34.6% vs. FY17). Moreover, the average monthly churn rate for the period was 1.9%. On the other hand, clients with service of 20Mb or higher currently represent 40% of the total customer base as of FY18.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of PP&E and intangible assets) totaled P$146,789 million in FY18, a decrease of P$7,850 million, or -5.1% vs. FY17. These lower operating costs vs. FY17 are mainly associated with the higher effect of the restatement of FY17 vs. FY18 operating costs, in order to be expressed in constant

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currency as of December 31, 2018, which allowed an increase in Operating Income before D&A and a margin expansion. Moreover, this decrease in costs was partially offset by greater costs of services contracted with suppliers, including higher programming and content costs due the incorporation of broadcasting signals of football matches, and an increase in the charge for bad debt expenses.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$30,048 million (-7.2% vs. FY17). The decrease was mainly caused by a higher effect of restatement of employee benefit expenses and severance payments for FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018, partially offset by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. Finally, total employees at the end of FY18 amounted to 25,343 (vs. 26,958 in FY17).

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$5,525 million, -6.8% vs. FY17, decreasing mainly due to the greater effect of the restatement of interconnection and transmission costs for FY17 vs. FY18, in order to be expressed in current currency as of December 31, 2018, partially offset by higher TLRD costs and carriers’ charges.

- Fees for services, maintenance, materials and supplies amounted to P$16,261 million (-10.4% vs. FY17). These lower costs are mainly due to the greater effect of the restatement of the fees for services, maintenance, materials and supplies of FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018, which was partially offset by increases in fees for services, mostly related to call centers and higher professional fees generated by a greater level of activity driven mainly by new Company projects and by services linked to operational management in general. There were also higher technical maintenance costs and higher hardware and software maintenance costs due to price increases, the US$ FX fluctuations and the higher level of activity.

- Taxes and fees with regulatory authorities reached P$13,609 million (-8.0% vs. FY17). This decrease corresponds mainly to the greater effect of the restatement of taxes and fees with the regulatory authority of FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018, partially offset by the increase in revenues, at nominal value.

- Commissions and advertising (Commissions paid to agents, prepaid card distribution commissions and others) totaled P$11,210 million (-3.4% vs. FY17). This decline is due to the higher effect of the restatement of Commissions and advertising of FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, partially offset by higher fees paid in favor of commercial channels and collection fees.

- Cost of handsets sold amounted to P$9,667 million (-18.0% vs. FY17). The majority of this amount can be associated to handset sales in Argentina, which decreased vs. FY17 due to the greater effect of restating the cost of equipment and handsets sold in FY17 vs. FY18 and due to the decrease in the quantities sold, partially offset by higher average costs per unit in FY18.

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- Programming and content costs totaled P$12,156 million (+15.0% vs. FY17), increasing largely due to the incorporation of the cost of signals to broadcast live football matches of the first division of the Argentine Football Association, price increases and fluctuation of the P$/US$ exchange rate.

- Depreciation, amortization and impairment of PP&E and intangible assets amounted P$35,111 million (-4.8% vs. FY17). This reduction is explained mainly by a greater effect of the restatement of the depreciation, amortization and impairment of PP&E and intangible assets of FY17 vs. FY18, in order to be expressed in homogeneous currency as of December 31, 2018. It is important to highlight the recognition of the impairment allowance of the Arnet trademark for P$ 1,623 million, because this trademark will no longer be used.

- Other Costs totaled P$13,202 million (+5.1% vs. FY17), of which bad debt expenses reached P$3,527 million (+28.6% vs. FY17), and whose increase is mainly due to the impact generated by the application as of the FY18 of IFRS 9, partially offset by as lower other operating costs that totaled P$9,675 million (-1.5% vs. FY17).

Net Financial Results

The Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) showed a loss of P$18,795 million in FY18, compared with a gain of P$3,886 million in FY17. The result was mainly due to an increase in financial expenses on debt of P$30,780 million, mostly due to the strong depreciation of the peso during the FY18 and greater interest expenses generated by an increase of the net financial debt, followed by a decrease in other financial results, net (excluding RECPAM) of P$3,382 million vs. FY17 (reaching P$1,774 million in FY18). The aforementioned lower results were partially offset by a greater RECPAM (inflation adjustment gain / loss) which amounted to P$13,403 million (generating greater earnings of P$11,481 million vs. FY17).

Consolidated Net Financial Debt

As of December 31, 2018, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$65,628 million, increasing when compared to the consolidated net financial debt position as of December 31, 2017 (calculated as the sum of consolidated net financial debt positions of Telecom Argentina and Cablevisión, which was P$9,580 million).

in million of P$	FY17	FY18	$ Var
Financial expenses on debt	-$ 3,192	-$ 33,972	-$ 30,780
Other financial results, net (excluding RECPAM)	$ 5,156	$ 1,774	-$ 3,382
RECPAM (Inflation Adj. Gain / Loss)	$ 1,922	$ 13,403	$ 11,481
Total	$ 3,886	-$ 18,795	-$ 22,681

Capital Expenditures

During FY18, the Company invested P$42,480 million, increasing approximately 6.4% from the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX as of FY17. The aforementioned investments amounted to P$35,674 million in current terms during FY18, increasing by 56.3% vs. FY17. The investments were focused on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents

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access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, CAPEX reached 25.3% of consolidated revenues in FY18 (vs. 23.2% in FY17), while in current terms they reached 25.8% of revenues.

These commercial initiatives and improvements in infrastructure through sustained investment impacted on the quality of service standards and were reflected in the rise of the Net Promoter Score (NPS) indicators of recommendation of Personal as a favorite mobile services brand. In addition, they resulted in more users from other service companies choosing Personal, leading the industry-level mobile number portability during the last quarter.

In the last quarter of 2018, the Company announced investments in the Buenos Aires Atlantic Coast to expand the access network, and improve the speed and capacity of mobile connections. The investment plan foresees the construction of 30 new sites; in addition to the fiber optic deployment that increases the capacity of the 4G data network. This agreement was added to other similar celebrated during the year with the Municipalities of the cities of Rosario (province of Santa Fe), the province of Jujuy, and the municipalities of the cities of Ezeiza and Lomas de Zamora (in the Buenos Aires Metropolitan Area).

Breakdown of the comparative figures restated by inflation

	FY18			FY17
	IAS 29	Adjustment	Proforma (ex IAS 29)	Proforma Adjusted	r $	r %
Revenues	168,046	30,886	137,160	172,354	(4,308)	-2.5%
Consolidated Operating Costs	(146,789)	(33,834)	(112,955)	(154,639)	7,850	-5.1%
Operating income	21,257	(2,948)	24,205	17,715	3,542	20.0%
Net Financial results and results of equity in earnings from associates	(18,559)	22,198	(40,757)	4,239	(22,798)	-
Net (loss) income before income tax expense	2,698	19,250	(16,552)	21,954	(19,256)	-87.7%
Income tax expense	2,838	(3,132)	5,970	(7,210)	10,048	-139.4%
Net (loss) income	5,536	16,118	(10,582)	14,744	(9,208)	-62.5%

Attributable to:
Controlling Company	5,294	15,978	(10,684)	14,544	(9,250)	-63.6%
Non-controlling interest	242	140	102	200	42	21.0%

Operating income before D&A	56,368	9,994	46,374	54,598	1,770	3.2%
As % of Revenues	33.5%		33.8%	31.7%

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During FY18 consolidated total revenues decreased 2.5% (-P$4,308 million vs. FY17) amounting to P$168,046 million. The inflationary effect contained in revenues amounts approximately to P$30,886 million.

Operating income before depreciation and amortization reached P$56,368 million in FY18 (+ P$1,770 million or +3.2% vs. FY17), representing 33.5% of consolidated revenues (vs. 31.7% in FY17). The inflationary effect contained in operating income before D&A amounts approximately to P$9,994 million.

Operating income amounted to P$21,257 million in FY18 (+P$3,542 million or +20.0% vs. FY17). The inflationary effect contained in operating income amounts approximately to -P$2,948 million, mainly due to a greater restatement of D&A and impairment of PP&E and intangible assets.

Net Financial results and results of equity in earnings from associates resulted in a net loss of P$18,559 million in FY18, representing a higher loss of P$22,798 million vs. FY17. The inflationary effect contained in net financial results and results of equity in earnings from associates amounts approximately to P$22,198 million, mainly due to a positive effect from the exposure to inflation.

Telecom Argentina recorded a net income of P$5,536 million in FY18, which means a decrease of P$9,250 million in relation to the net income of P$14,744 million in FY17. The inflationary effect over net income generated a positive impact of approximately P$16,118 million.

Relevant Matters

Loan with Deustche Bank AG, London Branch

On November 8, 2018, Telecom Argentina took due notice of the acceptance of a loan offer by Deutsche Bank AG, London Branch, as organizer of syndicate of entities, for an amount up to US$ 200 million (which could be increased to US$ 300 million). The loan has a term of 42 months from the date of the initial disbursement and will accrue compensatory interest at an initial rate per annum equivalent to LIBOR + 4.5% that will be payable quarterly in arrears. The capital will be payable in 6 consecutive semi-annual equal installments equivalent to 12.5% of the amount of paid-up capital with a final payment on the due date equivalent to 25% of the initial disbursement. The proceeds from the loan were used by the Company only to cancel partially the Syndicated Loan agreement celebrated on February 2, 2018 for US$ 1,000 million.

Incorporation of a new lender for US$ 100 million to the Deutsche Bank loan

On November 14, 2018, in accordance with the provisions of the loan agreement signed on November 8 between Telecom Argentina and Deutsche Bank AG, London Branch, as organizer of a syndicate of entities, (“the Loan”), today a new lender was incorporated to the Loan for an amount up to US$ 100 million, subject to the same terms and conditions of the Loan that were duly informed.

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Other Relevant Matters

Cancellation of the syndicated loan agreement celebrated in February 2018 for US$ 1,000 million

In October 2018, the Company had prepaid US$ 500 million outstanding under the syndicated loan agreement entered into on February 2, 2018 for US$ 1,000 million (the “Original Loan”), through funds obtained under the of the syndicated loan agreement signed on October 8, 2018, and US$ 100 million with own funds, as a mandatory pre-cancellation condition agreed upon in the terms of the Original Loan. Moreover, in November 2018, the funds obtained from the loan with Deutsche Bank for US$ 300 million were used to prepay the Original Loan. Finally, on February 11, 2019 Telecom Argentina canceled the final amount outstanding under the Original Loan for US$ 100 million with its own funds.

Loan agreement with the International Finance Corporation (IFC)

On  March 4, 2019, Telecom Argentina entered into a loan agreement with the International Finance Corporation (“IFC”), for a total amount of up to US$ 450 million, as requested by the Company in one or more disbursements (the “Loan”). The proceeds from the loan will be used by the Company to finance capital investments for 2019.

The Loan will consist of a tranche “A” (“Tranche A”), tranche “B-1” (“Tranche B-1”), tranche “B-2” (“Tranche B-2”), tranche “B-3” (“Tranche B-3”) and tranche “B-4” (“Tranche B-4”). In addition, the amounts disbursed under the Loan will mature in August 2023, in the case of Tranche B-1 and Tranche B-3, or in August 2024, in the case of Tranche A, Tranche B-2 and Tranche B-4.

Finally, the aforementioned financing was approved by the Company’s Board of Directors during its meeting held on March 1, 2019.

Destination of Retained Earnings

Regarding the destination of the Retained Earnings, according to Section 27, Chapter II of Title II of the CNV Rules, (N.T 2013), Shareholders’ Meetings of Companies that exhibit cumulative positive results in their annual financial statements not subject to restrictions for its distribution, should adopt an express resolution regarding its allocation to either one or a combination of the following: cash dividend distribution, share capitalization or creation of reserves, where it should be specifically foreseen in the Agenda of the Shareholders’ Meeting that deals with the treatment of the distributable earnings.

In relation of the aforementioned, the Board of Directors proposes:

In Pesos
Retained Earnings as of December 31, 2018	26,918,365,656

To Legal Reserve	(265,906,251)
To Cash Dividends	(6,300,000,000)
To Facultative reserve for future cash dividends	(6,300,000,000)
To Facultative reserve to maintain the level of investments in capital assets and the current level of solvency of the Company	(14,052,459,405)
To New Fiscal Year	---------

10	www.telecom.com.ar

Regarding this proposal, it should be taken into account that since the enactment of General Resolution CNV No. 777/2018 (published in the Official Gazette on December 28, 2018), the re-expression method for the financial statements in homogenous currency is applicable for issuer companies, as established by the International Accounting Standard No. 29 (IAS 29).

Regarding the distribution of earnings, the aforementioned CNV General Resolution No. 777/2018, established that “The distribution of earnings must be treated in the currency of the date of the Shareholders’ Meeting by means of the price index corresponding to the month prior to their meeting.” (section 3, item 1, subsection e), Chapter III, Title IV of the CNV RULES (NT 2013),”Expression in constant currency of the earnings distributions”).

Therefore, it should be noted that this proposal of distribution of earnings corresponds to figures in constant currency as of December 31, 2018, leaving to the resolution of the Shareholders’ Meeting the determination of the amount that can be distributed.

In addition, the Board of Directors proposes i) that the cash dividends be made available to shareholders in three (3) equal installments, being payable the first installment within thirty (30) calendar days of their approval by the Shareholders’ Meeting, and the second and third installments within ninety (90) and one hundred and eighty (180) consecutive days of their approval by the Shareholders’ Meeting, respectively, or on the previous date determined by the Board of Directors; ii) that powers be delegated into the Board of Directors of the Company so that, depending on the evolution of the business, it may order the withdrawal, totally or partially, in one or more times, of an amount of up to P$ 6,300,000,000 from the “Facultative reserve for future cash dividends” and its distribution to shareholders as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

*******

11	www.telecom.com.ar

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 7, 2019, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

Cablevisión Holding S.A. owns 18.75% of total capital stock directly and owns 20.06% of total capital stock indirectly through VLG Argentina S.A.U.

For more information, please contact Investor Relations:

Solange Barthe Dennin	Luis F. Rial Ubago	Nahuel Monsalvo
(5411) 4968 3752	(5411) 4968 3718	(5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after

12	www.telecom.com.ar

the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

1-              Consolidated Balance Sheet (as reported in the FFSS)

(Restated by inflation, comparative with Cablevisión’s consolidated financial statements)

	12/31/18	12/31/17
Cash and cash equivalents	6,891	6,517
Financial Investments	2,121	162
Trade receivables	17,415	2,588
Other Receivables	4,323	1,223
Inventories	2,737	136
Total current assets	33,487	10,626
Financial Investments	4,672	-
Trade receivables	61	-
Goodwill	120,449	31,954
Property, plant and equipment (‘PP&E’)	150,476	45,701
Intangible assets	59,870	4,635
Other Receivables	2,723	1,154
Total non-current assets	338,251	83,444
TOTAL ASSETS	371,738	94,070
Trade payables	22,854	5,737
Financial debt	20,044	1,383
Salaries and social security payables	5,947	2,585
Taxes payables	2,319	2,743
Dividend Payable	-	6,021
Other liabilities	1,537	152
Provisions	744	-
Total current liabilities	53,445	18,621
Trade payables	570	-
Financial debt	59,268	14,626
Salaries and social security payables	347	-
Deferred income tax liabilities	24,542	3,982
Taxes payables	26	4
Other liabilities	1,159	198
Provisions	3,468	1,611
Total non-current liabilities	89,380	20,421
TOTAL LIABILITIES	142,825	39,042

Equity attributable to Controlling Company	225,686	54,182
Non-controlling interest	3,227	846
TOTAL EQUITY	228,913	55,028
TOTAL LIABILITIES AND EQUITY	371,738	94,070

2-              Consolidated Loans (as reported in the FFSS)

(Monetary items, comparative with the consolidated financial statements of Cablevisión)

	12/31/18	12/31/17
Bank overdrafts - principal	2,276	-
Bank and other financial institutions loans - principal	12,945	77
NDF	100	-
Accrued interest and related expenses	3,675	43
For purchase of equipment	1,048	1,257
Companies under Section 33 - Law 19,550 and related parties	-	6
Total Current Loans	20,044	1,383
For purchase of equipment	1,031	686
Notes - principal	18,831	13,767
Bank and other financial institutions loans - principal	34,260	210
Accrued interest and related expenses	5,146	(37)
Total Non Current Loans	59,268	14,626
Total Loans	79,312	16,009

Cash and cash equivalents, and Financial Investments	13,684	6,679
Net Financial Position - Cash (Debt)	(65,628)	(9,330)

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

3-	Effect of Business Combination - over Assets, Liabilities, Equity and Income

(This table aims to explain the Merger registration and the allocation of a greater asigned value)

	Telecom (Accounting acquiree)	Retained earnings adjustments	Business Combination effect IFRS 3	Total indentifiable consolidated net assets,	Total consolidated indentifiable net assets,
	(1)	(2)	(3)	inc. as of 01.01.2018	constant currency
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,831	-	-	2,831	4,180
Trade receivables	8,636	157	(656)	(4) 8,137	12,013
Other current assets	6,771	-	32	(4) 6,803	10,044
Total current assets	18,238	157	(624)	17,771	26,237
NON CURRENT ASSETS
Deferred income tax assets	626	-	(624)	2	3
Investments	2,657	-	3	2,660	3,927
Goodwill	2	-	59,653	59,655	88,072
Property, plant and equipment (‘PP&E’)	28,538	-	34,209	(4) 62,747	92,637
Intangible assets	7,096	(85)	33,175	40,186	59,329
Other non current assets	431	125	(125)	(4) 431	636
Total non currents assets	39,350	40	126,291	165,681	244,604
Total assets	57,588	197	125,667	183,452	270,841
LIABILITIES
CURRENT LIABILITIES
Total current liabilities	21,987	-	7	21,994	32,470
NON CURRENT LIABILITIES
Deferred income tax liabilities	48	83	16,610	16,741	24,716
Other non current liabilities	11,674	-	18	11,692	17,262
Total non current liabilities	11,722	83	16,628	28,433	41,978
Total Liabilities	33,709	83	16,635	50,427	74,448
EQUITY
Capital Stock - Outstanding Shares	969	-	(15)	954	954
Inflation Adjustment – Outstanding Shares	2,646	-	-	2,646	39,559
Capital Stock - Treasury Shares	15	-	-	15	15
Inflation Adjustment – Treasury Shares	42	-	-	42	152
Treasury shares acquisition cost	(461)	-	-	(461)	(1,795)
Merger Premium	-	-	109,469	109,469	127,343
Legal reserve	734	-	-	734	1,819
Special reserve for IFRS implementation	351	-	-	351	869
Voluntary reserve for investments in capital stock	461	-	-	461	3,300
Reserve for future cash dividend payments	9,730	-	-	9,730	22,414
Other comprehensive income	972	-	(972)	-	-
Cost of equity interest increase in controlled companies	(3)	-	3	-	-
Retained earnings	7,630	128	-	7,758	(195)
Equity attributable to Telecom Argentina	23,086	128	108,485	131,699	194,435
Equity attributable to non-controlling interest	793	(14)	547	1,326	1,958
TOTAL EQUITY	23,879	114	109,032	133,025	196,393
TOTAL LIABILITIES AND EQUITY	57,588	197	125,667	183,452	270,841

(1) According to the consolidated financial statements of Telecom as of December 31, 2017, approved by the Board of Directors of the Company on March 7, 2018. P$2MM of Tuves Paraguay’s goodwill was reclassified from intangible assets to goodwill.

(2) Adjustment to results of previous fiscal years corresponding to initial balances of Telecom Argentina prior to the merger in application of IFRS 9 and IFRS 15 as of fiscal year 2018.

(3) Adjustments to the book value of the net assets of Telecom to fair value in accordance with IFRS 3.

(4) Fair value estimations are net of provisions for P$1,677 million, which are deducted from assets.

Impact of greater asigned value over consolidated income statements	FY ended as of
Dec 31, 2018

Revenues	(30)
Operating costs before D&A	(187)
Operating income before D&A	(217)
Depreciation, amortization (‘D&A’) and impairment of PP&E and intangible assets	(11,414)
Operating income	(11,631)
Net financial results	35
Net (loss) income before income tax expense	(11,596)
Income tax expense	3,479
Net (loss) Income	(8,117)
Attributable to Telecom Argentina (Controlling Company)	(8,044)
Attributable to non-controlling shareholders	(73)

15	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

4-	Consolidated Income Statements - Pro Forma restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/18	12/31/17	∆ $	∆ %

Revenues	168,046	172,354	(4,308)	-2.5%
Consolidated Operating Costs	(146,789)	(154,639)	7,850	-5.1%
Operating income	21,257	17,715	3,542	20.0%
Net Financial results and results of equity in earnings from associates	(18,559)	4,239	(22,798)	-
Net (loss) income before income tax expense	2,698	21,954	(19,256)	-87.7%
Income tax expense	2,838	(7,210)	10,048	-139.4%
Net (loss) income	5,536	14,744	(9,208)	-62.5%

Attributable to:
Controlling Company	5,294	14,544	(9,250)	-63.6%
Non-controlling interest	242	200	42	21.0%

Operating income before D&A	56,368	54,598	1,770	3.2%
As % of Revenues	33.5%	31.7%

5-	Consolidated Income Statements - Pro Forma (current figures)

(Allows the understanding of the variations of the Income Statement accounting for historical values)

       Consolidated Income Statements - Pro Forma (current figures)

(Allows the understanding of the variations of the Income Statement accounting for historical values)

	12/31/18	12/31/17	∆ $	∆ %

Revenues	137,160	105,915	31,245	29.5%
Consolidated Operating Costs	(112,955)	(86,357)	(26,598)	30.8%
Operating income	24,205	19,558	4,647	23.8%
Net Financial results and results of equity in earnings from associates	(40,757)	(3,528)	(37,229)	-
Net (loss) income before income tax expense	(16,552)	16,030	(32,582)	-
Income tax expense	5,970	(5,238)	11,208	-
Net (loss) income	(10,582)	10,792	(21,374)	-198.1%

Attributable to:
Controlling Company	(10,684)	10,666	(21,350)	-
Non-controlling interest	102	126	(24)	-19.0%

Operating income before D&A	46,374	35,131	11,243	32.0%
As % of Revenues	33.8%	33.2%

16	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

6-             Breakdown of the Income Statements - Pro Forma restated by inflation (constant figures)

(Revenues as of 2017 restated to 2018 values include a variation coming from the restatement of approximately 38.5% vs. a restatement variation of 18.4% for revenues as of 2018)

	12/31/18	12/31/17	Δ $	Δ %

REVENUES FROM SERVICES	155,212	157,246	(2,034)	-1.3%

Mobile Services	57,776	63,276	(5,500)	-8.7%

Internet Services	37,742	32,945	4,797	14.6%

Cable TV Services	36,067	39,914	(3,847)	-9.6%

Fixed Telephony and Data Services	23,149	20,277	2,872	14.2%

Other revenues from services	478	834	(356)	-42.7%

REVENUES FROM EQUIPMENT SALES	12,834	15,108	(2,274)	-15.1%

REVENUES	168,046	172,354	(4,308)	-2.5%

7-             Breakdown of the Income Statements - Pro Forma (current figures)

(Allows the understanding of the variations of the Revenues accounting for historical values)

	12/31/18	12/31/17	Δ $	Δ %

REVENUES FROM SERVICES	126,698	97,584	29,114	29.8%

Mobile Services	46,910	36,988	9,922	26.8%

Internet Services	30,870	23,383	7,487	32.0%

Cable TV Services	29,390	20,717	8,673	41.9%

Fixed Telephony and Data Services	19,099	14,168	4,931	34.8%

Other revenues from services	429	2,328	(1,899)	-81.6%

REVENUES FROM EQUIPMENT SALES	10,462	8,331	2,131	25.6%

REVENUES	137,160	105,915	31,245	29.5%

17	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

8-             Consolidated Income Statements - Pro Forma restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/18	12/31/17	Δ $	Δ %
Revenues	168,046	172,354	(4,308)	-2.5%
Employee benefit expenses and severance payments	(30,048)	(32,381)	2,333	-7.2%
Interconnection and transmission costs	(5,525)	(5,926)	401	-6.8%
Fees for services, maintenance, materials and supplies	(16,261)	(18,144)	1,883	-10.4%
Taxes and fees with the regulatory authority	(13,609)	(14,788)	1,179	-8.0%
Commissions and advertising	(11,210)	(11,600)	390	-3.4%
Cost of equipments and handsets	(9,667)	(11,787)	2,120	-18.0%
Programming and content costs	(12,156)	(10,569)	(1,587)	15.0%
Bad debt expenses	(3,527)	(2,743)	(784)	28.6%
Other operating income and expenses	(9,675)	(9,818)	143	-1.5%
Subtotal Operating costs before D&A	(111,678)	(117,756)	6,078	-5.2%
Operating income before D&A	56,368	54,598	1,770	3.2%
Depreciation, amortization (‘D&A’) and impairment of PP&E and intangible assets	(35,111)	(36,883)	1,772	-4.8%
Operating income	21,257	17,715	3,542	20.0%
Equity in earnings from associates	236	353	(117)	-33.1%
Financial results, net	(18,795)	3,886	(22,681)	-
Net (loss) income before income tax expense	2,698	21,954	(19,256)	-87.7%
Income tax expense	2,838	(7,210)	10,048	-139.4%
Net (loss) Income	5,536	14,744	(9,208)	-62.5%
Attributable to:
Controlling Company	5,294	14,544	(9,250)	-63.6%
Non-controlling interest	242	200	42	21.0%

18	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

9-             Consolidated Income Statements - Pro Forma (current figures)

(Allows the understanding of the variations of the Income Statement accounting for historical values)

	12/31/18	12/31/17	Δ $	Δ %
Revenues	137,160	105,915	31,245	29.5%
Employee benefit expenses and severance payments	(24,647)	(19,905)	(4,742)	23.8%
Interconnection and transmission costs	(4,550)	(3,774)	(776)	20.6%
Fees for services, maintenance, materials and supplies	(13,114)	(10,666)	(2,448)	23.0%
Taxes and fees with the regulatory authority	(11,127)	(8,447)	(2,680)	31.7%
Commissions and advertising	(9,223)	(7,112)	(2,111)	29.7%
Cost of equipments and handsets	(7,258)	(6,980)	(278)	4.0%
Programming and content costs	(9,945)	(6,489)	(3,456)	53.3%
Bad debt expenses	(2,907)	(1,670)	(1,237)	74.1%
Other operating income and expenses	(8,016)	(5,741)	(2,275)	39.6%
Subtotal Operating costs before D&A	(90,787)	(70,784)	(20,003)	28.3%
Operating income before D&A	46,374	35,131	11,243	32.0%
Depreciation, amortization (‘D&A’) and impairment of PP&E and intangible assets	(22,169)	(15,573)	(6,596)	42.4%
Operating income	24,205	19,558	4,647	23.8%
Equity in earnings from associates	188	167	21	12.6%
Financial results, net	(40,945)	(3,695)	(37,250)	-
Net (loss) income before income tax expense	(16,552)	16,030	(32,582)	-
Income tax expense	5,970	(5,238)	11,208	-
Net (loss) Income	(10,582)	10,792	(21,374)	-198.1%
Attributable to:
Controlling Company	(10,684)	10,666	(21,350)	-
Non-controlling interest	102	126	(24)	-19.0%

19	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

ANNEX - FINANCIAL TABLES AS REPORTED IN FFSS

10-      Consolidated Income Statements - as reported in FFSS

(Restated by inflation, comparative with Cablevisión’s consolidated financial statements)

	12/31/18	12/31/17

Revenues	168,046	66,649
Consolidated Operating Costs	(146,789)	(52,340)
Operating income	21,257	14,309
Net Financial results and results of equity in earnings from associates	(18,559)	1 ,066
Net (loss) income before income tax expense	2,698	15,375
Income tax expense	2,838	(5,516)
Net (loss) income	5,536	9,859

Attributable to:
Controlling Company	5,294	9,731
Non-controlling interest	242	128

Operating income before D&A	56,368	24,113
As % of Revenues	33.5%	36.2%

Net Financial results	12/31/18	12/31/17
Financial expenses on debt
Interest on debt	(4,542)	(1,138)
Exchange differences on debt	(29,620)	780
Other financial expenses	190	141
Total financial expenses on debt	(33,972)	(217)
Other financial results, net
Interest and gains on investments	1,898	353
Taxes and bank expenses	(1,646)	(745)
Other Exchanges differences	1,402	(476)
Financial discounts on assets, debts and diverse	7	16
Results for operations with notes and bonds	780	(43)
Interest on provisions	(604)	(78)
Quinquennial financial costs	(72)	-
RECPAM *	13,403	1,907
Others	9	(4)
Total other financial results, net	15,177	930
Total net financial results	(18,795)	713

* Inflation adjustment gain /loss

20	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2018

(In million of Argentine pesos)

ANNEX - FINANCIAL TABLES AS REPORTED IN FFSS

11-      Breakdown of the Income Statements - as reported in FFSS

(Restated by inflation, comparative with Cablevisión’s consolidated financial statements)

	12/31/18	12/31/17
REVENUES FROM SERVICES	155,212	66,274
Mobile Services	57,776	4,274
Internet Services	37,742	19,354
Cable TV Services	36,067	39,914
Fixed Telephony and Data Services	23,149	1,897
Other revenues from services	478	835

REVENUES FROM EQUIPMENT SALES	12,834	375

REVENUES	168,046	66,649

12-      Consolidated Income Statements - as reported in FFSS

(Restated by inflation, comparative with Cablevisión’s consolidated financial statements)

	12/31/18	12/31/17
Revenues	168,046	66,649
Employee benefit expenses and severance payments	(30,048)	(11,665)
Interconnection and transmission costs	(5,525)	(1,311)
Fees for services, maintenance, materials and supplies	(16,261)	(7,254)
Taxes and fees with the regulatory authority	(13,609)	(4,859)
Commissions and advertising	(11,210)	(3,691)
Cost of equipments and handsets	(9,667)	(493)
Programming and content costs	(12,156)	(9,116)
Bad debt expenses	(3,527)	(901)
Other operating income and expenses	(9,675)	(3,246)
Subtotal Operating costs before D&A	(111,678)	(42,536)
Operating income before D&A	56,368	24,113
Depreciation, amortization (‘D&A’) and impairment of PP&E and intangible assets	(35,111)	(9,804)
Operating income	21,257	14,309
Equity in earnings from associates	236	353
Financial expenses on debt	(33,972)	(217)
Other financial results, net	15,177	930
Net (loss) income before income tax expense	2,698	15,375
Income tax expense	2,838	(5,516)
Net (loss) Income	5,536	9,859
Attributable to:
Controlling Company	5,294	9,731
Non-controlling interest	242	128

21	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 8, 2019	By:	/s/ Gabriel P. Blasi
Name: Gabriel P. Blasi
Title: Responsible for Market Relations